UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Cynergistek, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

23258P105

(CUSIP Number)

JOSEPH M. MANKO, JR.

HORTON CAPITAL PARTNERS, LLC

1717 ARCH STREET, SUITE 3920

PHILADELPHIA, PA 19103

(215) 399-5402

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 3, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23258P105

1	NAME OF REPORTING PERSON

HORTON CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,046,045* (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,046,045* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,046,045* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (See Item 5)
14	TYPE OF REPORTING PERSON

IA; OO

*Includes 91,757 Shares underlying the Initial Warrant (as defined and described in Item 3) that is currently exercisable, subject to the 9.99% Beneficial Ownership Limitation (as defined and described in Item 4) and excludes 408,243 Shares underlying the Initial Warrant, which may not be exercised due to the 9.99% Beneficial Ownership Limitation.

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CUSIP No. 23258P105

1	NAME OF REPORTING PERSON

HORTON CAPITAL PARTNERS FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		742,173* (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

742,173* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

742,173* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1% (See Item 5)
14	TYPE OF REPORTING PERSON

PN

*Includes 91,757 Shares underlying the Initial Warrant that is currently exercisable, subject to the 9.99% Beneficial Ownership Limitation, and excludes 408,243 Shares underlying the Initial Warrant, which may not be exercised due to the 9.99% Beneficial Ownership Limitation.

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CUSIP No. 23258P105

1	NAME OF REPORTING PERSON

HORTON CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		742,173* (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

742,173* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

742,173* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

*Includes 91,757 Shares underlying the Initial Warrant that is currently exercisable, subject to the 9.99% Beneficial Ownership Limitation, and excludes 408,243 Shares underlying the Initial Warrant, which may not be exercised due to the 9.99% Beneficial Ownership Limitation.

4

CUSIP No. 23258P105

1	NAME OF REPORTING PERSON

JOSEPH M. MANKO, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,046,045* (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,046,045* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,046,045* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (See Item 5)
14	TYPE OF REPORTING PERSON

IN

* Includes 91,757 Shares underlying the Initial Warrant that is currently exercisable, subject to the 9.99% Beneficial Ownership Limitation and excludes 408,243 Shares underlying the Initial Warrant, which may not be exercised due to the 9.99% Beneficial Ownership Limitation.

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CUSIP No. 23258P105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of HCPF and HCM through the Horton Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. 111,647 Shares were purchased by HCPF pursuant to the February 7 Letter Agreement (as defined in the Schedule 13D), 55,823 Shares of which HCPF then sold to HCM through the Horton Managed Account pursuant to the February 10 Letter Agreement (as defined in the Schedule 13D).

On April 3, 2020, HCM entered into the Securities Purchase Agreement (as defined and described in Item 4) with the Issuer. In consideration for its obligations under the Securities Purchase Agreement, HCM received a warrant (the “Initial Warrant”), with a 10-year term, to purchase up to 500,000 Shares (the “Warrant Shares”), for an exercise price of $2.50 per share, subject to certain anti-dilution adjustments as set forth in the Initial Warrant. On April 7, 2020, HCM transferred the Initial Warrant to HCPF.

The aggregate purchase price of the 650,416 Shares beneficially owned by HCPF is approximately $2,206,597, including brokerage commissions.

The aggregate purchase price of the 303,872 Shares held in the Horton Managed Account is approximately $938,954, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 3, 2020, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with HCM and its Designees (as defined in the Securities Purchase Agreement)(collectively, the “Purchaser”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, HCM is committed to purchase up to an aggregate of $2,500,000 of Shares (the “Purchase Shares”) over the term of the Securities Purchase Agreement, which terminates on March 31, 2021. Upon signing the Securities Purchase Agreement, the Issuer issued HCM the Initial Warrant to purchase up to 500,000 Shares in consideration of HCM’s obligation to purchase the Purchase Shares, the exercise of which is subject to certain anti-dilution adjustments and limitations as set forth in the Initial Warrant, including a conversion cap which precludes the Holder (as defined in the Securities Purchase Agreement) from exercising all or a portion of the Initial Warrant if, after such exercise, such Holder would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the Shares outstanding immediately after giving effect to such exercise (the “9.99% Beneficial Ownership Limitation”).

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CUSIP No. 23258P105

Securities Purchase Agreement and Warrants

Upon the terms and conditions set forth in the Securities Purchase Agreement, the Issuer may direct the purchase of the Purchase Shares by HCM by the delivery of a “Funding Notice” to HCM. The number of Purchase Shares that HCM shall receive for each Funding Notice shall be determined by dividing the directed purchase amount by the “Purchase Price,” which is defined as a per-share amount equal to 85% of (a) the closing market price on the date a Funding Notice is made, or (b) the 10-day weighted average closing bid price for the 10 trading days preceding or following such Funding Notice date, whichever is lowest, as reported on the NYSE American exchange. Each Funding Notice must include the amount to be purchased and such amount cannot be less than $500,000.

According to the terms of the Securities Purchase Agreement, at the closing of each funding and purchase of Purchase Shares, the Issuer shall simultaneously grant to the Purchaser a warrant to purchase the number Shares (each a “Funding Warrant”, and collectively, together with the Initial Warrant, the “Warrants”) equal to the number of Purchase Shares purchased in such funding, with an exercise price equal to 125% of Purchase Price. The Funding Warrants will each have a 10-year term and other customary provisions, including anti-dilution protections.

The Securities Purchase Agreement contains customary representations, warranties, covenants, closing conditions and indemnification provisions. The Purchaser has covenanted not to cause or engage in any direct or indirect short selling or hedging of the Issuer’s common stock.

Registration Rights Agreement

In connection with the Securities Purchase Agreement, the Issuer also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with HCM and its Designees, dated April 3, 2020. Pursuant to the Registration Rights Agreement, the Issuer agreed to grant piggy-back registration rights under certain circumstances, and demand registration rights under other circumstances.

With respect to the piggy-back registration rights, if the Issuer proposes to register the sale of any of its stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the public offering of such securities solely for cash, or the resale of Shares by other selling stockholders, the Issuer agreed that prior to such filing, it will give written notice to HCM of its intention to do so. Upon the written request of HCM given within twenty (20) days after the Issuer provides such notice (which request shall state the intended method of disposition of such registrable securities by HCM), the Issuer will file a registration statement to register the resale of all such registrable securities which the HCM has requested the Issuer to register.

With respect to the demand registration rights, following the one (1) year anniversary of the execution of the Registration Rights Agreement, HCM shall have the right, by delivering written notice to the Issuer (a “Demand Notice”), to require the Issuer to register the number of registrable securities requested to be so registered pursuant to the terms of the Registration Rights Agreement (a “Demand Registration”). Following the receipt of a Demand Notice for a Demand Registration, the Issuer has agreed to file a registration statement not later than sixty (60) days after such Demand Notice, and will use commercially reasonable efforts to cause such registration statement to be declared effective under the Securities Act as promptly as practicable after the filing thereof.

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CUSIP No. 23258P105

The foregoing descriptions of the Securities Purchase Agreement, the Registration Rights Agreement, the Initial Warrant and the Funding Warrant are qualified in their entirety by reference to the actual terms of the respective agreements, which are included as Exhibits 99.1 through 99.4, respectively, hereto.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator that is the sum of: (i) 10,379,164 Shares outstanding, as of March 30, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 20, 2020, and (ii) certain of the 500,000 Shares underlying the Initial Warrant. As of the close of business on April 7, 2020, the 9.99% Beneficial Ownership Limitation limits the exercise of the Initial Warrant to 91,757 of the 500,000 Shares underlying the Initial Warrant.

A.	HCPF
(a)	As of the close of business on April 7, 2020, HCPF beneficially owned 742,173 Shares, including 91,757 Shares underlying the Initial Warrant.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 742,173
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 742,173
(c)	Other than the receipt of the Initial Warrant from HCM as described in Item 3 above, the transaction in the securities of the Issuer by HCPF since the filing of the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
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CUSIP No. 23258P105

B.	HCP
(a)	As the general partner of HCPF, HCP may be deemed the beneficial owner of the 742,173 Shares beneficially owned by HCPF, including 91,757 Shares underlying the Initial Warrant.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 742,173
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 742,173
(c)	HCP has not entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D. Other than the receipt of the Initial Warrant from HCM as described in Item 3 above, the transaction in the securities of the Issuer on behalf of HCPF since the filing of the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
C.	HCM
(a)	As of the close of business on April 7, 2020, 303,872 Shares were held in the Horton Managed Account. HCM, as the investment manager of HCPF and the Horton Managed Account, may be deemed the beneficial owner of the (i) 742,173 Shares owned by HCPF, including 91,757 Shares underlying the Initial Warrant, and (ii) 303,872 Shares held in the Horton Managed Account.

Percentage: Approximately 9.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,046,045
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,046,045
(c)	Other than the receipt of the Initial Warrant from the Issuer and subsequent transfer of the Initial Warrant from HCM to HCPF as described in Item 3 above, the transactions in the securities of the Issuer by HCM through the Horton Managed Account and on behalf of HCPF since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 23258P105

D.	Mr. Manko
(a)	As the Managing Member of each of HCP and HCM, Mr. Manko may be deemed the beneficial owner of the (i) 742,173 Shares owned by HCPF, including 91,757 Shares underlying the Initial Warrant, and (ii) 303,872 Shares held in the Horton Managed Account.

Percentage: Approximately 9.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,046,045
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,046,045
(c)	Mr. Manko has not entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D. Other than the receipt of the Initial Warrant from the Issuer and subsequent transfer of the Initial Warrant from HCM to HCPF as described in Item 3 above, the transactions in the securities of the Issuer on behalf of HCPF and HCM through the Horton Managed Account, since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The descriptions of the Securities Purchase Agreement, Registration Rights Agreement, Initial Warrant and Funding Warrant as set forth above are incorporated herein by reference, each of which is attached hereto as Exhibit 99.1, 99.2, 99.3 and 99.4, respectively.

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CUSIP No. 23258P105

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Securities Purchase Agreement by and between Horton Capital Management, LLC and the Issuer dated April 3, 2020 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 7, 2020).
99.2	Registration Rights Agreement by and between Horton Capital Management, LLC and the Issuer dated April 3, 2020 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 7, 2020).
99.3	Initial Warrant (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 7, 2020).
99.4	Funding Warrant (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 7, 2020).

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CUSIP No. 23258P105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2020	HORTON CAPITAL PARTNERS FUND, LP

	By:	Horton Capital Partners, LLC, its general partner

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL PARTNERS, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL MANAGEMENT, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.

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CUSIP No. 23258P105

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

HORTON CAPITAL PARTNERS FUND, LP

Purchase of Common Stock	2,400	3.2999	02/28/2020

HORTON CAPITAL MANAGEMENT, LLC
(Through The Horton Managed Account)

Purchase of Common Stock	6,343	3.4682	02/27/2020